10411 Motor City Drive, Suite 650
                                                                                                     Bethesda, MD 20817
T: 301.767.2810
F: 301.767.2811
www.technestholdings.com

VIA EDGAR AND FACSIMILE

November 20, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington D.C. 20549
Attention: Tom Jones

Re:	Technest Holdings, Inc.
Preliminary Information Statement
filed October 26, 2007
File No. 0-27023

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”, the “SEC” or the “Commission”) set forth in Mr. Tom Jones’ letter of November 14, 2007 (the “Comment Letter”) regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”), Amendment No. 1 to the Information Statement and the information set forth below in response to the Staff’s Comment Letter.  To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
November 20, 2007

Summary Term Sheet, page 3

COMMENT

1.
On page 5, please discuss in more detail the interests of your officers and directors in the sale of EOIR, and quantify the benefits they will derive. For example, we note the disclosure on page 28 that Dr. Mackin will receive $608,957 at the closing in connection with the repayment of the promissory note.

RESPONSE

We have revised our disclosure to provide more detail on page 5 as to the interests of our officers and directors in the sale of EOIR and have quantified the benefits that they will derive.

COMMENT

2.
Please disclose when the registrant intends to take corporate action pursuant to written consent in order to approve the sale of EOIR. Please note that Regulation 14C requires that at least 20 calendar days must elapse between the mailing of the information and the taking of corporate action by written consent.

RESPONSE

We have revised our disclosure to state that the corporate action pursuant to the written consent in order to approve the sale of EOIR will not be taken until a date not less than 21 calendar days after we mail the Information Statement, in definitive form, to our record stockholders.  Specifically, we state throughout the Information Statement that under applicable federal securities laws, a corporate action approved in a written consent of stockholders cannot be taken until at least 20 calendar days after the date on which an information statement in definitive form is mailed to stockholders in accordance with SEC rules.

COMMENT

3.
Please expand the reference to "Southridge and certain of its affiliates represent approximately 42.7% of Technest's outstanding voting capital stock and accounted for 8,544,387 of the shares voted in favor of the Sale" to identify the affiliates.

RESPONSE

We have expanded our disclosure to specifically identify Southridge’s affiliates throughout the Information Statement where applicable.

U.S. Securities and Exchange Commission
November 20, 2007

The Business of Technest Holdings, Inc. after the Sale, page 13

COMMENT

4.	Please expand page 13 to quantify your revenues derived during your most recent fiscal year and subsequent fiscal quarter from your remaining business.

RESPONSE

We have expanded our disclosure on page 13 to quantify the revenues derived during our most recent fiscal year and our most recent quarter from our remaining businesses.

COMMENT

5.
Please discuss whether there will be any changes in your officers and directors after the sale of EOIR. We note the disclosure on page 28 that Dr. Mackin will be the president of EOIR and that he will continue to serve as a director of Technest after the sale is completed. Clarify whether Dr. Mackin will continue to be the chief executive officer and president of Technest after the sale.

RESPONSE

We have revised our disclosure to discuss the expected changes after the sale of EOIR (please see page 14 of the Information Statement).  We expect that Dr. Mackin will not continue to serve as the CEO nor President of Technest and that Mr. Pereira will become the CEO and President of Technest after the sale of EOIR.

Background of the Sale, page 15

COMMENT

6.	Please expand this section to disclose the date when you acquired EOIR and the amount of consideration paid to acquire EOIR.

RESPONSE

We have expanded our Background section to disclose the date we acquired EOIR and the amount of consideration paid by Technest to acquire EOIR.

Valuation of EOIR, page 22

COMMENT

7.
Expand the disclosure to explain how each of the analyses performed supported the finding of fairness at the purchase price of $11 million. Expand to also discuss how the fairness advisor evaluated the additional potential contingent purchase price payment. Explain whether the fairness advisor found that the price was fair under both scenarios. We note that Rodman's discounted cash flow analysis yielded an implied value for EOIR of S15.63 million if EOIR is not awarded the follow-on contract.

U.S. Securities and Exchange Commission
November 20, 2007

RESPONSE

We have expanded our disclosures pertaining to the analyses performed supporting the finding of fairness at the purchase price of $11 million and have also expanded our disclosure to discuss how the fairness advisor had evaluated the additional potential contingent purchase price payment and explained whether the fairness advisor found that the price was fair under both scenarios.  Please note that the discounted cash flow analysis value of EOIR of $15.63 million if EOIR is not awarded the follow-on contract was a typographical error.  The correct number is $11.665 million.

Security Ownership of Certain Beneficial Owners and Management, page 44

COMMENT

8.
Please expand the footnotes related to each beneficial owner that is a legal entity to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that entity.

RESPONSE

We have expanded the footnotes related to each beneficial owner that is a legal entity to disclose the natural persons who exercise voting and/or dispositive powers with respect to the shares held by that entity.

Certain Unaudited Pro forma Condensed Financial Information, page 48

COMMENT

9.
Revise the introductory paragraphs to clarify that the pro forma balance sheet assumes the sale of EOIR Technologies occurred as of June 30, 2007, the date of the balance sheet date presented, and that the pro forma statement of operations was prepared assuming the sale occurred as of the beginning of the period presented, July 1, 2006. Provide similar disclosure in Note 2.

RESPONSE

We have revised the introductory paragraphs accordingly as well as Note 2.

U.S. Securities and Exchange Commission
November 20, 2007

COMMENT

10.
Please revise Note 5 to clarify why the assets and liabilities presented do not agree to the EOIR Technologies balance sheet presented on page F-2. For example, we note that Deferred Financing Costs are not reflected on the EOIR Technologies balance sheet but are included in the assets of the discontinued operations in Note 5.

RESPONSE

We have revised Note 5 accordingly.

COMMENT

11.
Tell us why the working capital adjustment to the sale proceeds is factually supportable and complies with Rule 11-02(b)(6) of Regulation S-X. As you are required to present a pro forma balance sheet assuming the sale occurred at June 30, 2007, it does not appear that any adjustments to the cash proceeds would be appropriate.

RESPONSE

We have presented a pro forma balance sheet assuming the sale occurred as of September 30, 2007 including the working capital adjustment that would have occurred had the sale occurred on that date. Specifically, the working capital adjustment to the sale proceeds has been calculated based on the actual working capital balance of EOIR at September 30, 2007 (rather than estimates) excluding debt to be repaid and intercompany balances and therefore, it is factually supportable and complies with Rule 11-02(b)(6) of Regulation S-X.

COMMENT

12.
Please revise the note to identify the debt that you will repay from proceeds of the sale.  Similarly, expand the note to describe the employee-related contractual obligations which will be paid from the sale proceeds.

RESPONSE

We have revised the note to identify the debt that will be repaid from the proceeds of the sale and have expanded the note to describe the employee-related contractual obligations which will be paid from the sale proceeds.

U.S. Securities and Exchange Commission
November 20, 2007

In accordance with the Comment Letter, the Company is hereby acknowledging that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to finalizing the information statement as quickly as possible.  Please contact me at (540) 207-3057 if you have any questions or comments.

Regards, /s/ Suzette R. O’Connor Suzette R. O’Connor General Counsel Technest Holdings, Inc.

cc:	Joseph Mackin
Gino Pereira
Scott Goodwin
David Broadwin, Esq.